24 May 2006                                                    [GRAPHIC OMITTED]



Share Purchase Agreement signed for the (euro)826m
((pound)570m) sale of Corus' aluminium rolled products and extrusions businesses to Aleris International Inc.

On 16 March 2006, Corus Group plc (Corus) and Aleris International Inc. (Aleris) announced that they had signed a Letter of Intent for the proposed acquisition by Aleris of Corus' downstream aluminium rolled products and extrusions businesses for a gross consideration of (euro)826m ((pound)570m).

Following the completion of internal consultation and advice processes related to the transaction, Corus and Aleris are now pleased to confirm that they have entered into a definitive Share Purchase Agreement. The transaction remains subject to certain external regulatory clearances. Completion is anticipated in the third quarter of 2006.

The net cash proceeds, after deducting pension liabilities but excluding minority interests and net debt, would be approximately (euro)728m ((pound)502m). These proceeds will be used to further strengthen both the Group's balance sheet and develop the carbon steel business. The transaction is not expected to have a material effect on the Group's net assets.

In 2005, Corus' downstream aluminium rolled products and extrusions businesses generated a profit before taxation of (euro)47m ((pound)32m). Gross assets related to these businesses, as at 1 January 2006, were (euro)1,120m ((pound)772m). The management teams of these businesses are expected to transfer to Aleris.



For further information, please call:

Corus Group plc

Emma Tovey, Investor Relations: Tel: +44(0) 20 7717 4514

Annanya Sarin, Corporate Relations: Tel: +44(0) 20 7717 4532




Notes

1. An exchange rate of (euro)1.45 has been used in this announcement for illustrative purposes.

Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of over (pound)10 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 47,300 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.

Aleris International Inc. is a major North American manufacturer of rolled aluminium products and is a global leader in aluminium recycling and the production of specification alloys. Aleris is also a leading manufacturer of value-added zinc products that include zinc oxide, zinc dust and zinc metal. Headquartered in Beachwood Ohio, a suburb of Cleveland, the Company operates 41 production facilities in the United States, Brazil, Germany, Mexico and Wales, and employs approximately 4,000 employees. For more information about Aleris please visit the website at www.aleris.com.